SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
NIRE 35.300.147.952
TAX ID (CNPJ/MF) No. 01.545.826/0001 -07

Publicly-Held Company

Minutes of the Board of Directors’ Meeting of Gafisa S.A. (“Company”)
held on April 19, 2010, prepared in summary form

1. Date, Time and Place: On April 19, 2010 at 11:00 a.m., by conference call, as expressly authorized by Section 20, paragraph 2, of the Company’s Bylaws.

2. Call Notice and Participants: Members of the Board of Directors were regularly summoned. All members of the Company’s Board of Directors participated in the meeting and, therefore, the instatement and approval quorum were verified. All members of the Fiscal Council also participated of the meeting, pursuant to Section 163, paragraph 3, of Law No. 6,404/76.

3. Presiding Board: Chairman: Gary Robert Garrabrant; and Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions:

4.1. Register that the attending board members acknowledged the content of the appraisal report prepared by APSIS Consultoria Empresarial Ltda., enrolled with CNPJ/MF under no. 27.281.922/0001 -70 (“APSIS”), for purposes of Section 252 of Law No. 6,404/76, referring to the merger, by the Company, of the totality of the shares issued by Shertis Empreendimentos e Participações S.A., enrolled with CNPJ/MF under no. 11.039.942/0001 -08 (“Shertis”).

4.2. Having considered the explanations of the Company’s management brought to this Board of Directors, the members of the Board decided, unanimously:

(a) to approve and authorize the execution, by the managers of the Company, of the Protocol and Justification of Merger of Shares of Shertis, containing the terms and conditions related to the merger, by the Company, of the totality of shares issued by Shertis (“Protocol”), which, after read and approved by all members of the Board of Directors, is attached hereto as Exhibit I;

(b) to ratify the hiring of APSIS, by the management of the Company, to prepare the appraisal report of the shares issued by Shertis to be merged into the Company, for purposes of Section 252 of Law No. 6,404/76;

(c) to convene Extraordinary General Shareholders’ Meeting of the Company to resolve on the Protocol, according to the description of the agenda contained in the respective call notice, which, after read and approved, by all members of the Board of Directors, is attached hereto as Exhibit II;

(d) to approve the management’s proposal containing clarifications, justifications and the proposal for the modification of the Bylaws, as a consequence of the execution and approval of the Protocol, which, after read and approved by all members of the Board of Directors, is attached hereto as Exhibit III;

(e) in view of the rule contained in article 163, item III and § 1st of Law No. 6,404/76, to approve the delivery of a copy of this minutes to the members of the Fiscal Council, who also participated of this meeting.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by those participating in the meeting. Signatures: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues. Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior. Fiscal Council Members: Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Aline de Oliveira Lima.

I hereby certify that this is a true copy of the minutes drawn on the appropriate corporate book.

São Paulo, April 19, 2010.

Fabiana Utrabo Rodrigues
Secretary

Exhibit I

Protocol and Justification of Merger of Shares

Exhibit II

Call Notice

Exhibit III

Proposal of the Company’s Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer